Exhibit 3.45

State of Delaware Secretary of State Division or Corporations Delivered 05:50 PM 04/08/2013 FILED 05:50 PM 04/08/2013 SRV 130412303 - 5315984 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is BMC Meadowood II, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, # 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                 .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 8th day of April, 2013.

By:	/s/ James F. Mosier
Authorized Person (s)
Name:	James F. Mosier